

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2014

Via E-mail
Mr. Randy W. Furr
Corporate Executive Vice President and Chief Financial Officer
Spansion Inc.
915 DeGuigne Drive
Sunnyvale, CA 94088

> **Re: Spansion Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 30, 2014**
> **Filed May 6, 2014**
> **File No. 1-34747**

Dear Mr. Furr:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2013

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 46

12. Interest Income and Other Income, Net, page 68

1. We see from disclosures herein that in fiscal 2013 you recorded an $11.2 million "Gain on recovery from impaired investments" in other income. Please tell us more about the

facts and circumstances that resulted in this gain, including the authoritative accounting literature you considered when determining how to account for the transaction that resulted in the gain as well as how to present the gain in your financial statements. Revise future filings to include more specific details as to the reason for the gain and the accounting guidance that supported the gains presentation in your income statement as well as the timing of its recognition.

Exhibit's 32.1 and 32.2

2. We note these certifications refer to the company's annual report for the year ended December 30, 2012. Please file a full amendment, including updated Section 302 certifications, to include Section 906 certifications that refer to the current annual report on Form 10-K of the company for the year ended December 29, 2013.

Form 10-Q for the Fiscal Quarter Ended March 30, 2014

Exhibit 32.1

3. We note this certification refers to the report for the quarter ended September 29, 2013. Please file a full amendment to your March 30, 2014 Form 10-Q, including updated certifications, to include a Section 906 certification from your President and Chief Executive Officer that refers to the current quarterly report on Form 10-Q of the company for the quarter ended March 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief